EXHIBIT 99.1

Inventiva draws down €25 million tranche under Finance Contract with the European Investment Bank

  Inventiva intends to use the proceeds to fund part of the pivotal Phase III clinical trial evaluating lanifibranor in patients with NASH

  The €25 million supports Inventiva’s anticipated cash runway1 through the fourth quarter of 2023

Daix (France), Long Island City (New York, United States), December 12, 2022 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical needs, today announced the receipt of the €25 million payment under the first tranche of the unsecured loan agreement executed with the European Investment Bank (“EIB”) on May 16, 2022 with a maturity date of December 2026 (the "Finance Contract").

Jean Volatier, Chief Financial Officer of Inventiva, stated: “We are pleased to see that our long-term partnership with the EIB is bearing fruit. This payment of the first tranche of €25 million, triggered by the progress made on our NATiV3 Phase III trial and the completion of the cash injections condition precedent for this tranche, will further support the development of lanifibranor. We remain strongly focused on the recruitment of patients in our Phase III trial and are hoping to satisfy all conditions for the disbursement of the second tranche of €25 million from the EIB.”

As previously announced, the Finance Contract provides funding in two tranches of €25 million each, which are both subject to the completion of certain conditions precedent. Any drawings under the terms of the Finance Contract that have not been disbursed within 36 months from the signing of the Finance Contract, (i.e., before May 16, 2025), cannot be completed at a later date. There is no assurance that the Company will be able to satisfy the conditions precedent for the drawing of the second tranche2.

The disbursement of the first tranche (with 8% interest capitalized annually, a maturity of 4 years and a repayment in fine) was subject to, among other conditions, (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrants agreements entered into July 1, 2022, and (ii) the Company’s receipt from the date of the Finance Contract of an aggregate amount of €18 million, paid either in exchange for new shares of the Company or through the receipt of upfront or milestone payments.

On June 15, 2022, the Company raised €9.3 million through a capital increase under its ATM program. On November 4, 2022, the Company received an upfront payment of $12 million under its collaboration agreement with Sino Biopharm.

On November 28, 2022, the Company issued 2,266,023 warrants to EIB, in accordance of the terms of the 25th resolution of the combined general meeting of shareholders of May 19, 2022 and Article L.225-138 of the French Commercial Code, as a condition to the financing of the first tranche, representing approximately 5.4% of the Company's share capital outstanding as of the date hereof.

The exercise price of the warrants is equal to €4.0152 and corresponds to 95% of the volume-weighted average price of the Company's shares on the regulated market of Euronext Paris during the last trading session preceding the decision to issue the warrants.

As previously announced, the warrants have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) the maturity date of the first tranche (i.e. on December 8, 2026), (ii) a change of control event, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by EIB under the Finance Contract. The warrants will automatically be deemed null and void if not exercised within the twelve-year period.

EIB has a put option which may require the Company to repurchase all or part of the unexercised warrants then exercisable at their intrinsic value (subject to a cap equal to the amount drawn under the Finance Contract) under certain circumstances (for example, in the event of a change of control or on the maturity date of the first tranche or in the event of default). The Company (or a substitute third party) has a call option to require EIB to sell all shares and other securities of the Company, including the warrants, to the Company, subject to certain terms and conditions. In addition, the Company has a right of first refusal to buy-back all warrants offered for sale to a third party, subject to certain terms and conditions.

On the basis of the 2,266,023 new shares of the Company issuable upon exercise of all the warrants at a price of €4.0152 per new share, the Company could potentially receive gross proceeds of up to €9,098,535. There is no assurance that EIB will exercise any or all of the warrants or that the Company will receive any proceeds from the exercise of the warrants.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH, mucopolysaccharidoses (MPS) and other diseases with significant unmet medical needs. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva reported positive results from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and received Breakthrough Therapy and Fast Track status from the U.S. Food and Drug Administration (“FDA”) for lanifibranor in the treatment of NASH.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is in the process of selecting an oncology development candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, expectations with respect to the pivotal Phase III clinical trial evaluating lanifibranor in patients with NASH, including recruitment of patients for that trial, the Company’s ability to satisfy conditions precedent to draw down on the second tranche under the EIB facility, potential future financings or strategic transactions, milestone payments and royalties, the Company’s ability to exercise its rights under the EIB facility, including its call right and right of first refusal, expectations with respect to EIB’s rights under the EIB facility and EIB’s potential exercise of warrants, the expected use of proceeds from the EIB facility, and the sufficiency of Inventiva’s cash resources and cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines and macroeconomic conditions, including global inflation and uncertain financial markets or at all. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022, the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 and the financial report for the first half of 2022 filed with the Securities and Exchange Commission on September 22, 2022 for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

1 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect and the Company may end up using its resources sooner than anticipated.
2 The disbursement of the second tranche is subject to, among other conditions, (i) the full drawdown of the first tranche, (ii) the receipt by the Company from the date of the EIB credit facility of an aggregate amount of at least €70 million (inclusive of the €18 million that was a condition for the disbursement of the first tranche), paid either in exchange for Company shares, or through upfront or milestone payments, (iii) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million; and (iv) operational criteria based on patient enrollment and number of sites activated in the Company’s Phase III clinical trial of lanifibranor in patients with NASH.

Attachment

  Inventiva - PR - first tranche EIB - EN - 12 12 2022 (https://ml-eu.globenewswire.com/Resource/Download/f3a2ee49-c892-4ae7-a1e0-8b9832fb5220)